Exhibit 99.4

ACKNOWLEDGMENT

My signature below constitutes:

(1)	my consent to the Company’s use of the information that I have provided in filings with the SEC, the NYSE, the Financial Industry Regulatory Authority, Inc., state governments and other regulatory authorities;

(2)	my acknowledgment that a material misstatement or the omission of a material fact in SEC filings may give rise to civil and criminal liabilities for the Company, each officer and director of the Company signing SEC filings and other associated persons;

(3)	my agreement to notify the General Counsel of the Company immediately of any misstatement of a material fact or omission of any material fact necessary to make the information herein not misleading;

(4)	my confirmation that my statements in this Questionnaire are correct to the best of my knowledge, information and belief;

(5)	my acknowledgment that the information provided in this Questionnaire will be used to assess the independence of the members of the Company’s board of directors, as such independence is separately required by the rules and regulations of the SEC and NYSE; and

(6)	as applicable, my signature below also constitutes that I hereby consent to be nominated for election as a director and/or selected as an Executive Officer of the Company, consent to the use of my name as a director nominee in the Company’s registration statement filed with the SEC and agree to serve if elected as a director and/or selected as an Executive Officer.

Date:	April 18, 2011	Signature:	/s/ Daniel D. Villanueva

		Print Name:	Daniel D. Villanueva